

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 19, 2017

Craig L. Nix
Chief Financial Officer
First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, NC 27609

     Re: **First Citizens BancShares, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 22, 2017
              File No. 001-16715

Dear Mr. Nix:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ H. Stephen Kim

                      H. Stephen Kim
                      Assistant Chief Accountant
                      Office of Financial Services